8-17289

SEC
Mail Processing
Section

APR 22 2009

Washington, DC
122

[redacted]

SEC[illegible]MISSION

09056982

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17289

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02-01-2008 (MM/DD/YY) AND ENDING 01-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mahler & Emerson Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert W. Mahler (212)-702-6608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry O'Donnell, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

2228 South Fraser Street, Unit 1	Aurora	CO	80014
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Herbert W. Mahler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mahler & Emerson Inc., as of January 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER BUTEAU
Notary Public - State of New York
NO. 01BU6190734
Qualified in New York County
My Commission Expires 7/23/2012

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Larry O'Donnell, CPA, P.C.

Telephone (303) 745-4545
Fax (303) 369-9384
Email larryodonnellcpa@msn.com
www.larryodonnellcpa.com

2228 South Fraser Street
Unit I
Aurora, Colorado 80014

Independent Auditor's Report On Internal Accounting Control

To The Board of Directors
Mahler & Emerson, Inc.:

In planning and performing my audit of the financial statements of Mahler & Emerson, Inc. for the year ended January 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. my consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at January 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry O'Donnell, CPA, P.C.
Aurora, Colorado
March 24, 2009

MAHLER & EMERSON INC.

FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2009

MAHLER & EMERSON INC.
TABLE OF CONTENTS
JANUARY 31, 2009

January 31, 2009

Assets

Cash and cash equivalents (Note 1)	$ 36,801
Securities owned at market value (Note 2)	370,854
Due from Others	35,493
Total Assets	$ 443,148

Liabilities & Stockholders' Equity

Accounts Payable & Accrued Expenses	$ 17,854
Total Liabilities	17,854
Stockholders' equity (Notes 4 and 5)	
Common Stock	413,330
Retained Earnings	11,964
Total Stockholder's Equity	425,294
Total Liabilities & Stockholder's Equity	$ 443,148

See Notes to Financial Statements

EXHIBIT B

Mahler & Emerson Inc.
Statement of Income
For the Year Ended January 31, 2009

Revenues	
Management fees	$ 116,264
Interest and Dividends	21,515
Realized & Unrealized Gains (Losses)	(398,643)
	(260,864)
Expenses	
Communications & Occupancy	3,658
Other operating expenses	118,720
	122,378
Net Loss before provision for income taxes	(383,242)
Provision for income taxes (Note 3)	3,943
Net Loss	$ (387,185)
Loss per share of common stock (Note 5):	
Net Loss	$ 9.88
Shares Outstanding (Note 5)	6,437
Book value per share	$ 126.22

See Notes to Financial Statements

Exhibit C

Mahler & Emerson Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended January 31, 2009

	Common	Retained Earnings
Balances at February 1, 2008	$ 413,330	$399,149
Net loss		(387,185)
Balances at January 31, 2009	$ 413,330	$ 11,964

See Notes to Financial Statements

Exhibit D

Mahler & Emerson Inc.
Statement of Cash Flows
For the Year Ended January 31, 2009

Cash flows from operating activities	
Net Loss	$(387,185)
Adjustments to reconcile net Income to net cash provided by operating activities:	
Inccrease in Due from others	(32,065)
Decrease in Securities owned	381,504
Decrease in accrued expenses and accounts payable	(1,771)
Decrease in Investments	55,000
Total adjustments	402,668
Net cash provided by operating activities	15,483
Cash and cash equivalents - beginning of year	21,318
Cash and cash equivalents - end of year	$36,801

See notes to Financial Statements

EXHIBIT E

Mahler & Emerson Inc.
Statement of Changes in Liabilities
Subordinated to Claims and General Creditors
For the Year Ended January 31, 2009

Subordinated liabilities at February 1,2008	$ -
Subordinated liabilities at January 31 , 2009	-

See notes to Financial Statements

EXHIBIT F

MAHLER AND EMERSON INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2009

Note 1 - Summary of Significant Accounting Policies

Securities transactions are recorded on a trade date basis.

The company considers all highly liquid investments with an initial maturity date of three months or less when purchased to be "cash equivalents".

Income per share is computed on the basis of the weighted average number of common stock and common stock equivalent shares outstanding during the year. It is assumed that all dilutive stock options are exercised at date of issuance and that proceeds are used to purchase shares of common stock.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Note 2 – Securities owned

Marketable securities consist of trading and investment securities at market values, as illustrated below.

	Owned
Corporate stocks	$370,854

Note 3 - Income Taxes

The Income Tax Provision consists of the following:

Federal, State and City	$3,943

Note 4 - Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratios may fluctuate on a daily basis. At January 31, 2009, the company had net capital and net capital requirements of approximately $368,703 and $100,000 respectively. The Company's net capital ratio was 3.69 to 1.

MAHLER AND EMERSON INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
JANUARY 31, 2008

Note 5 - Capital Stock and Stock Options

The authorized, issued and outstanding shares of capital stock at January 31, 2009 were as follows:

Class A common stock, no par value, shares authorized 1,000: no shares issued and outstanding.

In the fiscal year ended January 31, 2004 the company acquired 260 shares of treasury stock for $23,273. No shares were issued in the fiscal year ended January 31, 2005. In the fiscal year ended January 31, 2006 options on 800 shares were exercised prior to their expiration date with payment aggregating $47,200 received in the fiscal year ended January 31, 2007.

Common stock, no par value: authorized 50,000 shares: issued 6,437 shares.

Options to purchase common stock are available to certain officers and directors. The option price was not less than the market price of the Company's common stock on the date of grant. All options are exercisable at any time as follows:

Number of Shares	Option price	Expiration date
600	120	January 26, 2010
600	135	January 26, 2011

Note 6 - Financial Instruments with Off – Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and conterparty risk. In addition, the company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

SCHEDULE I

MAHLER AND EMERSON INC.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
JANUARY 31, 2008

Computation of Net Capital

Net capital from stockholders' equity before haircuts on security positions	$425,294
Nonallowable assets	(724)
Haircuts on securities owned	(55,867)
Net capital	$368,703

Computation of Basic Net Capital Requirement

Minimum net capital requirements of reporting broker-dealer	$100,000
Net capital requirement	$100,000
Excess net capital	$268,703

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$ 17,854
Ratio: Aggregate indebtedness to net capital	5.000%

MAHLER AND EMERSON INC.
Reconciliation pursuant to Rule 17-a-5(d) (4)
JANUARY 31, 2008

Reconciliation with Company's computation included in
Part II of Form X 17A-5 as of January 31, 2009

Net capital , as reported in Company's Part II	
(Unaudited) Focus Report	$368,703
Net audit adjustments	-
Net capital per above	$368,703

SCHEDULE III

MAHLER AND EMERSON INC.
Information Relating to Possession or Control Under Rule 15c3-3
of the Securities and Exchange Commission
JANUARY 31, 2008

The company claims exemption from the requirements of Rule 15c3-3 under Section (k) (2) of the Rule.

SCHEDULE IV

MAHLER AND EMERSON INC.
A Report Describing Any Material Inadequacies Found
to Exist or Found to Have Existed Since the
Date of the Previous Audit.
January 31, 2009

No material inadequacies were found to exist as of January 31, 2009 or were found to exist since the date of the previous audit with respect to the company's internal control system.